Exhibit 99.1

Locafy Announces Enterprise Contract with Marketing & Advertising Agency to Utilize Locafy’s Products

Contract Includes Deployment of Locafy’s Newly Released Keystone Technology

PERTH, Australia – July 18, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced today that it has signed a new enterprise contract with a leading integrated marketing and advertising agency for widespread deployment of the Company’s search engine marketing products.

Under this contract, Locafy technology will be integrated and deployed to this agency’s wide network of premium brands, including a collection of multi-national corporations. Through data-driven marketing solutions for digital and traditional advertising channels, this agency specializes in accelerating its brands growth and brand loyalty and has customers spanning several industries including health & wellness, retail ecommerce, hospitality & entertainment, B2B, education, and banking.

Locafy’s Keystone technology, one of the premium SEO products in Locafy’s arsenal, will be the staple products deployed as part of the contract. Keystone specializes in optimizing clients’ websites to enable clients to rapidly rank highly for competitive search keywords on a national scale. A series of successful trials over recent months demonstrated that Keystone can help clients advance negligible online presences to ranking nationally for industry-specific keywords in their respective countries, all within weeks of implementation.

“Developing our product offering and increasing our active customer and reseller counts remain important pillars of our growth strategy,” said Locafy Founder and CEO Gavin Burnett. “We believe that as the volume of AI-generated content threatens many brands’ prominence in search rankings, Keystone helps our customers’ carefully curated and valuable content achieve and maintain excellent results. We have long been impressed with the growth that this agency has achieved across its client base, and are confident that our proprietary solutions will become useful tools for its growing network. We look forward to expanding our partnership in the coming quarters.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com